Act: 1933
Section:
Rule: 144
Public Availability: 8/24/2005

DC

April 26, 2005

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Aether Systems, Inc.
Incoming Letter dated April 26, 2005

Based on the facts presented, the Division's views are set forth below. Capitalized terms have the same meanings defined in your letter.

- Without necessarily agreeing with your analysis, the Division will not object if the Company and Holdings omit the financial and other information required by Form S-4 from the Proxy Statement/Prospectus to the same extent permitted by Instruction 4 to Item 14 of Schedule 14A. In reaching this position, we note your representation that, after the Effective Time, the financial condition of Holdings will be substantially the same as the Company's and that all information necessary for evaluation of the Reorganization will be disclosed in the Proxy Statement/ Prospectus.

- Holdings may take into account the reporting history of the Company in determining whether Holdings is eligible to use Form S-3 or Form S-8 under the Securities Act, and to determine whether Holdings may furnish information in a Form S-4 under the Securities Act in a manner permitted for a company that is eligible to use Form S-3, as contemplated by General Instruction B.1.a. of Form S-4.

- The Division will not object if Holdings, as successor to the Company, does not file new registration statements under the Securities Act for ongoing offerings of securities covered by the Company's currently effective registration statements on Form S-8. Instead, Holdings may adopt the Company's Stock Option Plan Registration Statements pursuant to Rule 414 under the Securities Act by filing post-effective amendments to those registration statements.

- The actions to be taken by Holdings to assume the Stock Option Plans do not constitute actions that require the disclosure of information required by Item 10 of Schedule 14A.

- The Reorganization is a "succession" for purposes of Rule 12g-3(a) under the Exchange Act and Holdings is an "accelerated filer" for purposes of Rule 12b-2 under the Exchange Act.

- The Company's Exchange Act reporting history may be taken into account when determining Holdings' compliance with the current public information requirements under Rule 144(c)(1) under the Securities Act.

- Without necessarily agreeing with your analysis, persons who receive Holdings Stock in the Reorganization may take into account the periods during which they held Company Common Stock in order to calculate their holding periods under Rule 144(d) for Holdings. Further, as previously stated in Masada Security Holdings, Inc. (December 5, 1996) and The ARA Group, Inc. (December 19, 1990), Rule 144(d)(3)(viii) does not prevent reliance on Rule 144(d)(3)(i) or Rule 144(d)(3)(ii) in a transaction satisfying the terms of those provisions, even though the transaction is one that is described in Rule 145(a).

- Holdings may be treated as an issuer subject to the reporting requirements of the Exchange Act for purposes of the Rule 174(b) exemption from the prospectus delivery requirements of Section 4(3) under the Securities Act.

- Persons who have filed statements on Schedule 13D or Schedule 13G reporting beneficial ownership of Company Common Stock will not be required to make any additional or amended filings solely as a result of the Reorganization.

You have not requested that the Division confirm your views regarding the applicability of Rule 16b-7 under the Exchange Act to the Reorganization. Consequently, the Division is not expressing any view on that aspect of the Reorganization.

These positions are based on the representations made to the Division in your letter. Any different facts or conditions might require different conclusions. Further, this response expresses the Division's position on enforcement only and does not express any legal conclusion on the questions presented.

Your request for confidential treatment pursuant to 17 C.F.R. 200.81 has been granted for the earlier of (i) 120 days from the date of this letter; or (ii) such earlier date as the Merger described in your letter has been publicly disclosed.

Sincerely,

Paul Fischer

Paul Fischer
Attorney Advisor

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 26, 2005

Mark D. Director
Kirlkand & Ellis LLP
655 Fifteenth Street, N.W.
Washington, D.C. 20005

RE: Aether Systems Inc.

Dear Mr. Director:

In regard to your letter of April 26, 2005, our response thereto is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in your letter.

Sincerely,

David Lynn
Special Counsel

KIRKLAND & ELLIS LLP

AND AFFILIATED PARTNERSHIPS

655 Fifteenth Street, N.W.
Washington, D.C. 20005

202 879-5000

www.kirkland.com

Facsimile:
202 879-5200

Mark D. Director
To Call Writer Directly:
202 879-5151
mdirector@kirkland.com

CONFIDENTIAL TREATMENT REQUESTED BY AETHER SYSTEMS, INC.

December 20, 2004

VIA HAND DELIVERY

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: **Aether Systems, Inc. request for confidential treatment for no-action request letter filed on December 20, 2004 relating to a request by Aether Systems, Inc. for relief under the Securities Act of 1933 - Section 4(3) and Forms S-3, S-4 and S-8 and Rules 144 and 414; and the Securities Exchange Act of 1934 - Schedule 14A, Form 8-K and Rule 12g-3.**

Ladies and Gentlemen:

On behalf of Aether Systems, Inc., a Delaware corporation (the "Company"), we submit this confidential treatment request (the "Confidential Treatment Request") in accordance with Rule 200.81 ("Rule 81), in connection with the filing by the Company of a no-action request letter, dated December 20, 2004 (the "Request Letter") with the Securities and Exchange Commission (the "Commission").

The Request Letter outlines the Company's plans for a holding company reorganization transaction (the "Reorganization") that would result in a new Delaware corporation, expected to be called Aether Holdings, Inc. ("Holdings"), becoming the parent company of the Company and in stockholders of the Company becoming stockholders of Holdings. Holdings would be substituted for the Company as the vehicle for public equity investment in the business of the Company. A registration statement on Form S-4 covering the shares of Holdings Common Stock to be issued in the Reorganization will be filed with the Commission by Holdings under Section 5 of the Securities Act (the "Reorganization Registration Statement") shortly after receiving the Commission's response to the Request Letter. The prospectus of Holdings included in the Reorganization Registration Statement will also constitute a proxy statement of

Chicago London Los Angeles New York San Francisco

the Company with respect to the Reorganization (the "Reorganization Proxy Statement/Prospectus") pursuant to which proxies in favor of the Reorganization will be solicited by the Company's Board pursuant to Section 14(a) of the Exchange Act.

As described in more detail in the Request Letter, the sole purpose of the Reorganization is to implement, in a manner binding on all of the Company's stockholders, certain transfer restrictions (the "Transfer Restrictions") designed to help the Company preserve its substantial net operating loss and capital loss carryforwards (collectively, the "Tax Benefits"). The sole practical effect of the Reorganization will be to replace shares of the Company that are not subject to any transfer restrictions with shares of Holdings that will be subject to the Transfer Restrictions.

I. Items for which Confidential Treatment is Requested.

The Company requests confidential treatment of the Request Letter under Rule 81. In addition, the Company also requests that the (i) Confidential Treatment Request, (ii) any memorandum, notes, correspondence or other writings made by any member or employee of the Commission in relation to the Request Letter, this Confidential Treatment Request or any conference or telephone call with respect thereto; and (iii) any copies or extracts of any of the foregoing be treated as confidential.

II. Basis for Confidential Treatment Requested.

The Commission is authorized and has adopted regulations to afford confidential treatment to letters and other written communications requesting the staff of the Commission to provide interpretive legal advice with respect to any statue administered by the Commission or any rule or regulation adopted thereunder. The Company believes, for the reasons set forth herein, that the Request Letter contains information which is confidential inasmuch as public disclosure of the Request Letter would cause substantial harm to the Company.

(a) Full and Timely Disclosure

The Company anticipates filing the Reorganization Proxy Statement/Prospectus with the Commission and issuing a press release announcing the filing shortly after receiving a response to its Request Letter. These documents will be carefully drafted and will contain all material information about the Reorganization, Transfer Restrictions and Tax Benefits. In addition, these documents will be written in plain English to assist the reader in understanding the Reorganization. On the other hand, the Request Letter does not contain all of the information

Confidential Treatment Requested

that would be material to a reasonable stockholder. If the information contained in the Request Letter was disclosed prior to the Company's public announcement and before the Reorganization Proxy Statement/Prospectus was filed, investors would not have access to all material information, and the market for the Company's common stock could be adversely affected.

(b) Coordination with Third Parties and Nasdaq

The untimely disclosure of the Request Letter could impede the Company's ability to complete the steps necessary to prepare for the Reorganization. After receiving the Commission's response to the Request Letter, the Company will need to (i) finalize the Reorganization Proxy Statement/Prospectus, (ii) execute the merger agreement, (iii) prepare its transfer agent and (iv) inform the Nasdaq National Market. In addition, if the Request Letter were to be made public before the Company was prepared to file Reorganization Proxy Statement/Prospectus, the market would not have access to all material information about the Reorganization, Transfer Restrictions and Tax Benefits, and the market for Company's common stock could be adversely affected.

(c) Impact on the Tax Benefits

The purpose of the Reorganization and the Transfer Restrictions is to preserve the Company's Tax Benefits. This goal could be undermined if stockholders without all material information were to trade heavily in the Company's stock. As described in more detail in the Request Letter, trading by 5% stockholders can negatively effect the Company's ability to utilize its Tax Benefits, and will limit the Company's ability to raise capital through additional equity interests without jeopardizing the utility of the Tax Benefits, all of which would have an adverse impact on the Company and its stockholders.

III. Investor Protection.

Disclosure of the Request Letter at this time is not necessary for the protection of investors. The Company plans to issue a press release and file the Reorganization Proxy Statement/Prospectus with the Commission shortly after receiving the Commission's response to the Request Letter. As discussed above, the Reorganization Proxy Statement/Prospectus contains a detailed description of the Reorganization, Transfer Restrictions and Tax Benefits. We believe investors will be better protected by having access to all material information on a timely basis through these documents which will not be the case if the Request Letter is made public prior to the issuance of a press release and the filing of the Reorganization Proxy Statement/Prospectus.

IV. Duration of Confidentiality Treatment.

The Company believes that it would be protected from this harm only if the Request Letter is not disclosed until the information summarized in the Request Letter is made public through the issuance of the press release and the filing of the Reorganization Proxy Statement/Prospectus. The Company considers confidential treatment of the information for this time period to be reasonable. Thus, the Company hereby request that the Request Letter, as described above, not be disclosed until the earlier of (a) the second business day following the filing of the Reorganization Proxy Statement/Prospectus and (b) 120 days from the date on which the Commission responds to the Request Letter.

V. Consent to Disclosure to Other Governmental Agencies.

In accordance with the Commission rules, the Company consents to furnishing the Request Letter to other government agencies, offices or bodies and to Congress.

VI. Notices.

It is the Company's understanding that if the Commission determines that this request for confidential treatment is to be denied, it shall so inform the Company, which may withdraw the Request Letter within 30 days of notification. Please forward all notices and orders issued with respect to this application for confidential treatment to David C. Reymann, Chief Financial Officer, Aether Systems, Inc., 621 E. Pratt Street, Suite 601, Baltimore, MD 21202, (443) 573-9400.

Please direct any comments or inquiries regarding the foregoing to the undersigned at (202) 879-5151.

Sincerely,

Mark D. Director (by DLL)

Mark D. Director

KIRKLAND & ELLIS LLP

AND AFFILIATED PARTNERSHIPS

Mark D. Director
To Call Writer Directly:
202 879-5151
mdirector@kirkland.com

655 Fifteenth Street, N.W.
Washington, D.C. 20005

202 879-5000

www.kirkland.com

Facsimile:
202 879-5200

April 26, 2005

Confidential Treatment Requested

VIA E-MAIL AND COURIER
Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention: David Lynn

Re: Proposed Reorganization of Aether Systems, Inc.; Securities Act of 1933 - Section 4(3) and Forms S-3, S-4 and S-8 and Rules 144 and 414; and Securities Exchange Act of 1934 - Schedule 14A, Form 8-K and Rule 12g-3.

Ladies and Gentlemen:

Aether Systems, Inc., a Delaware corporation (the "Company"), is contemplating a holding company reorganization transaction (the "Reorganization") that would result in a new Delaware corporation, expected to be called Aether Holdings, Inc. ("Holdings"), becoming the parent company of the Company and in stockholders of the Company becoming stockholders of Holdings. Holdings would be substituted for the Company as the vehicle for public equity investment in the business of the Company.

The sole purpose of the Reorganization is to implement, in a manner binding on all of the Company's stockholders, certain transfer restrictions (the "Transfer Restrictions") designed to help the Company preserve its substantial net operating loss and capital loss carryforwards (collectively, the "Tax Benefits"). The sole practical effect of the Reorganization will be to replace shares of the Company that are not subject to any transfer restrictions with shares of Holdings that will be subject to the Transfer Restrictions.

On behalf of the Company, we hereby respectfully request that the Division of Corporation Finance (the "Division") of the Securities and Exchange Commission (the "Commission") concur in certain opinions set forth below that we have reached on the basis of prior letters issued by the Commission referenced in this letter with respect to the applicability to the Reorganization of certain provisions of the Securities Act of 1933, as amended (the "Securities Act"), the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules and forms promulgated under each of them. Although Holdings has not yet been formed, we also hereby request the Division's confirmation that Holdings, when formed, may rely on the Division's concurrence to the same extent as the Company. This letter is intended to replace in its entirety our earlier request for no-action relief dated December 20, 2004.

I. The Company

The Company was incorporated under the laws of the State of Delaware in 1999 and has been an Exchange Act registrant since 1999. The Company owns and manages a portfolio of mortgage backed securities ("MBS") issued by the Federal Home Loan Mortgage Association, the Federal National Mortgage Association or the Government National Mortgage Association.[1] In order to generate higher returns, the Company will leverage its cash investment by entering into short-term reverse purchase agreements with certain financial institutions. The Company's earnings represent the difference between the payments received on the MBS, less the costs of borrowings incurred to purchase the MBS and the Company's other portfolio management and operating expenses. These expenses include the management fee and the incentive fee the Company has agreed to pay its outside investment manager. An important aspect of the Company's business is to realize value, in the form of tax savings, from the Tax Benefits. The Company has filed all reports required to be filed under Section 13(a) of the Exchange Act.

A. Capital Stock

The Company's authorized capital stock consists of 1,001,000,000 shares of common stock, par value $0.01 per share ("Company Common Stock"), of which approximately 44,000,921 shares were outstanding as of March 2, 2005, and 1,000,000 shares of preferred stock, par value $0.01 per share, none of which are outstanding on the date hereof. The Company Common Stock is listed on the Nasdaq National Market and is registered pursuant to section 12(g) of the Exchange Act. As of December 31, 2004, there were approximately 553 holders of record of Company Common Stock.

As of December 31, 2004, options to acquire an aggregate of 2,082,161 shares of Company Common Stock, exercisable at various prices, were outstanding under the Company's 1999 Equity Incentive Plan and Acquisitions Incentive Plan (together, the "Stock Option Plans"), and the shares of Company Common Stock issuable upon exercise of such options are registered for continuous offering under Section 5 of the Securities Act on a Form S-8 Registration Statement, Commission File No. 333-52220 and Form S-8 Registration Statement, Commission File No. 333-52222, respectively (together, the "Stock Option Plan Registration Statements").

[1] The Company intends to rely on the exception from the definition of an "investment company" set forth in Section 3(c)(5)(C) of the Investment Company Act of 1940, as amended (the "Investment Company Act"). During any temporary transition period during which the Company does not meet the criteria set forth by the staff of the Division of Investment Management for reliance upon Section 3(c)(5)(C) of the Investment Company Act, the Company will meet the criteria for a company in transition to an excepted business stated in Medidentic Mortgage Investors (available May 23, 1984). Neither the Company nor Holdings is requesting relief with respect to registration under the Investment Company Act.

II. The Reorganization

A. The Merger

The Reorganization is to be effected pursuant to the following steps:

- The Company will form Holdings as a new wholly owned direct subsidiary of the Company.
- Holdings will form a new wholly owned direct subsidiary expected to be called Aether Merger Sub, Inc. ("Merger Sub").
- The Company, Holdings and Merger Sub will enter into an agreement and plan of reorganization (the "Reorganization Agreement"), approved by their respective boards of directors and stockholders, which will provide for the merger of Merger Sub with and into the Company (the "Merger") pursuant to Section 251 of the Delaware General Corporation Law (the "DGCL"), with the Company being the surviving corporation in the Merger.

B. Conditions

The Reorganization Agreement will provide that consummation of the Merger will be conditioned upon:

- any consents, approvals or authorizations that the Company deems necessary or appropriate to be obtained in connection with the consummation of the Reorganization having been obtained;
- the adoption of the Reorganization Agreement by the stockholders of the Company, as required by the DGCL, at the Company's annual meeting (the "Shareholders Meeting");
- the approval by the Nasdaq National Market of the listing of the common stock, par value $0.01 per share, of Holdings ("Holdings Common Stock") to be issued or reserved for issuance in connection with the Reorganization; and
- the receipt by the Company, in form and substance satisfactory to it, of an opinion of its tax counsel with respect to certain federal income tax effects of the Reorganization and the Transfer Restrictions.[2]

[2] The Company will obtain an opinion of Delaware counsel on the enforceability of the Transfer Restrictions, in such form and substance satisfactory to the Company. The receipt of such opinion will be a condition to the consummation of the Merger.

C. Conversion of Shares

The Reorganization Agreement will provide that, automatically at the time (the "Effective Time") that the Merger becomes effective under the DGCL by the filing of a Certificate of Merger with the Delaware Secretary of State:

- each share of Company Common Stock outstanding or held in the Company's treasury will be converted into the right to receive one share of Holdings Common Stock (appraisal rights will not be available under the DGCL in connection with the Merger);

- each share of common stock, par value $0.01 per share, of Merger Sub will be converted into one share of the Company; and

- each share of Holdings Common Stock held by the Company will be cancelled.

The relative powers, designations, preferences, rights and qualifications of the Holdings Common Stock, as in effect immediately after the Reorganization, will be equivalent in all material respects to the Company Common Stock, except that the Holdings Common Stock will be subject to the Transfer Restrictions.

The Reorganization Agreement will provide that, at the Effective Time, each outstanding option under the Stock Option Plans will become an option to acquire, on identical terms, an equivalent number of shares of Holdings Common Stock. It is not contemplated that the number of shares available for issuance under the Stock Option Plans will be increased in connection with the Reorganization or that Holdings will, at the Effective Time, have in place any other stock option plan.

The Reorganization Agreement is expected to provide that, until surrender to the designated exchange agent, each certificate representing shares of Company Common Stock outstanding immediately before the Effective Time will represent the right to receive a certificate for the same number of shares of Holdings Common Stock. However, provision will be made for stockholders to surrender their Company Common Stock certificates in exchange for a new certificate, substantively identical to the certificate representing Company Common Stock (except for a legend reflecting the Transfer Restrictions and a new corporate name and CUSIP number), evidencing shares of Holdings Common Stock. The Reorganization Agreement will condition the payment of any dividends or distributions declared on the Holdings Common Stock upon the exchange of a certificate representing Company Common Stock for Holdings Common Stock, and such exchange will also be a condition to the processing of any transfer of record of shares of Holdings Common Stock.

D. Certificate of Incorporation and By-laws

The certificate of incorporation of Holdings (the "Holdings Certificate") will be identical to the certificate of incorporation of the Company (the "Company Certificate") in effect immediately before the Effective Time, except for the difference in the names of the two companies and the inclusion of the Transfer Restrictions (discussed in detail below).

The by-laws of Holdings (the "Holdings Bylaws") will be identical to the by-laws of the Company ("Company Bylaws") in effect immediately before the Effective Time, except for the difference in names and the addition of a qualification to the obligations of the Company and its transfer agent with respect to transfers of stock, which makes transfers subject to the Transfer Restrictions and other written rules adopted pursuant thereto.

The Company Certificate and the Company Bylaws in effect immediately before the Effective Time will be changed after the Effective Time to reflect the fact that the Company will be a wholly owned subsidiary of Holdings and will no longer be a publicly traded company.

E. Capital Stock of Holdings

Because the Holdings Certificate will be equivalent to the Company Certificate, the capital structure of Holdings following the Effective Time will be identical to the capital structure of the Company immediately before the Effective Time and the securities that stockholders of the Company will receive in the Reorganization will be identical to the securities exchanged, except that the Holdings Common Stock, unlike Company Common Stock, will be subject to the Transfer Restrictions.

As indicated above, the Reorganization will be conditioned on Holdings Common Stock being approved for listing on the Nasdaq National Market as is currently the case for Company Common Stock.

F. Directors and Executive Officers of Holdings; Committees of the Holdings Board; Executive Compensation

It is contemplated that immediately following the Effective Time the board of directors of Holdings (the "Holdings Board") will consist of the same seven individuals who comprised the board of directors of the Company (the "Company Board") immediately before the Effective Time, with their respective terms as directors of Holdings expiring when their respective terms of office as directors of the Company would have expired. The Holdings Board will establish the same committees as the Company Board, and each committee of the Holdings Board will be comprised of the same directors as the corresponding committee of the Company Board. Each committee of the Holdings Board will have a charter that is identical to the charter of the corresponding committee of the Company Board prior to the Reorganization.

The individuals who are executive officers of the Company immediately before the Effective Time will be the only executive officers of Holdings immediately following the Effective Time, holding corresponding offices. It is possible that the directors and officers of the Company following the Effective Time may be changed after the Effective Time to reflect the fact that the Company will be a wholly owned subsidiary of Holdings and will no longer be a publicly traded company.

Although no determination has yet been made as to the allocation of the compensation of the present directors and executive officers of the Company as between their service for Holdings and their service (if any) for the Company following the Reorganization, the aggregate compensation of those individuals will not increase as a result of the Reorganization; they will continue to receive the same aggregate compensation as they presently receive from the Company (unless and until it is changed at some future time following the Effective Time by the Holdings Board).

G. Business and Financial Statements of Holdings

Prior to the Reorganization, Holdings will conduct no business other than in connection with the effectuation of the Reorganization, and it will have only nominal assets, liabilities and capitalization (the same will be the case with respect to Merger Sub, which will disappear in the Reorganization). Following the Reorganization, the sole business of Holdings will be to own 100% of the outstanding Company Common Stock and thus function as a holding company. The Company will continue to engage in its present business as a continuing corporation, and all of its contractual, employment and other business relationships will generally continue unaffected by the Reorganization. It is not generally contemplated that Holdings will assume or guarantee any of the Company's obligations, other than the Stock Option Plans.

Holdings and the Company will be members of an affiliated group filing a consolidated tax return for federal income tax purposes. Holdings and the Company will also constitute a single consolidated group for purposes of accounting and financial reporting. The consolidated assets and liabilities of Holdings and its subsidiaries immediately following the Effective Time will be the same as the consolidated assets and liabilities of the Company and its subsidiaries immediately before the Effective Time.

It is contemplated that KPMG LLP, the Company's independent auditors, will serve as the independent auditors of Holdings and its subsidiaries, including the Company, after the Effective Time.

H. Securities Act and Exchange Act Filings Related to the Reorganization

A registration statement on Form S-4 covering the shares of Holdings Common Stock to be issued in the Reorganization will be filed with the Commission by Holdings under Section 5 of the Securities Act (the "Reorganization Registration Statement"). The prospectus of Holdings included in the Reorganization Registration Statement will also constitute a proxy statement of the Company with respect to the Reorganization (the "Reorganization Proxy Statement/Prospectus") pursuant to which proxies in favor of the Reorganization will be solicited by the Company's Board pursuant to Section 14(a) of the Exchange Act.

Assuming the Division concurs with our opinion as to the applicability to the Reorganization of Rule 12g-3(a) under the Exchange Act set forth in paragraph III.E below, the Holdings Common Stock will be deemed registered under the Exchange Act pursuant to Rule 12g-3(a) and Holdings will assume the Section 13(a) and 15(d) filing obligations of the

Company. In that event, Holdings will file a current report on Form 8-K reporting the occurrence of the Reorganization and the succession thereunder of Holdings to the Company's reporting obligations under Sections 13(a) and 15(d) of the Exchange Act.

I. The Transfer Restrictions

1. General

As indicated above, the sole purpose of the Reorganization is to implement the Transfer Restrictions in order to help the Company preserve the Tax Benefits, and the only substantive difference between the Holdings Common Stock and the Company Common Stock is that the Holdings Common Stock will be subject to the Transfer Restrictions. The Transfer Restrictions generally will prohibit, absent approval of the Holdings Board, any transfers to persons holding, or who thereafter would hold, 5% or more of Holdings Common Stock, as well as certain transfers (described below) by persons who hold 5% or more of Holdings Common Stock.

The Transfer Restrictions are intended to prevent transactions that would result in an "ownership change" (an "Ownership Change") as defined in section 382 of the Internal Revenue Code of 1986, as amended, and the Treasury Regulations promulgated thereunder (collectively, "Section 382"). The Holdings Common Stock to be issued by Holdings in exchange for Company Common Stock will be deemed to be issued after the adoption of the Transfer Restrictions, which will be set forth in Article Thirteenth of the Holdings Certificate.

Under Section 202 of the DGCL, a Delaware corporation is permitted to impose written restrictions on the transfer, or registration of transfer, of its securities if the restrictions satisfy certain specified content criteria, and such written restrictions are enforceable against the holder of the restricted security or any successor or transferee of the holder provided they are noted conspicuously on the certificate representing the security or the person against whom the restrictions are sought to be enforced has actual knowledge of the restrictions. However, no such restriction is binding with respect to securities issued prior to such restriction's adoption unless the holders of those securities are party to an agreement or voted in favor of the restriction. Thus, if the Company were to seek to effect the Transfer Restrictions by submitting for stockholder approval an amendment to the Company Certificate, and such amendment were approved, the Transfer Restrictions would not bind any shares of Company Common Stock that were not voted in favor of the amendment.

In contrast, however, the consummation of the Reorganization by means of the Merger pursuant to section 251 of the DGCL will result in the issuance of Holdings Common Stock to all holders of Company Common Stock who will thereafter be bound by the Transfer Restrictions.

2. Potential Impact of Section 382 on the Tax Benefits

Section 382 provides that if a corporation undergoes an Ownership Change, its ability to use its net operating loss and capital loss carryforwards may be limited. In general, an

Ownership Change occurs when the percentage of a corporation's capital stock owned by one or more persons owning (within the meaning of Section 382) 5% or more of the fair market value of such stock is more than 50% higher than the lowest percentage that such persons owned at any time during a specified three-year testing period. For purposes of determining percentage ownership, Section 382 generally defines stock to include all issued and outstanding stock (except certain preferred stock). In addition, certain stock that may be acquired pursuant to warrants, options, or purchase or conversion rights under certain circumstances may be deemed to have been acquired for purposes of determining the occurrence of an Ownership Change.

Based on information currently available to the Company, the Company had, as of December 31, 2004, net operating loss carryforwards of approximately $765.5 million, expiring between 2012 and 2024 and capital loss carryforwards of approximately $245.3 million, expiring between 2006 and 2009. The Company's loss carryforwards are an important part of its MBS business strategy because they are available to reduce income tax liabilities that the Company otherwise expects it would face in the future.

Calculating whether an Ownership Change has occurred is subject to inherent uncertainty because of the complexity and ambiguity of Section 382 and because of limitations on a publicly traded corporation's knowledge as to the ownership of, and transactions in, its securities. As of December 31, 2004, the Company believes that it has not experienced an Ownership Change.

The Company has disclosed in reports filed under the Exchange Act the possibility that an Ownership Change would severely limit future usage of the Tax Benefits. The Transfer Restrictions are intended to provide the Company a means for preventing transactions that could cause an Ownership Change and thus preserve the Tax Benefits.

3. *Summary of Transfer Restrictions*

It is contemplated that the Transfer Restrictions will be substantially as set forth in Exhibit A hereto and will be effective from and after the Effective Time. The following summary is subject in its entirety to the complete terms and conditions of the Transfer Restrictions set forth in Exhibit A. The Transfer Restrictions will apply to transfers of Holdings Common Stock, any other instrument that would be treated as "stock" of Holdings under Section 382 and options to acquire Holdings Common Stock (together, "Stock"). The Transfer Restrictions will apply until the Holdings Board determines that no Tax Benefits may be carried forward, which is expected to be at least 20 years. However, the Holdings Board will have the power to accelerate or extend the expiration date of the Transfer Restrictions if it determines in writing that such action is reasonably necessary or desirable to preserve the Tax Benefits or that the continuation of the Transfer Restrictions is no longer reasonably necessary for the preservation of the Tax Benefits.

4. *Prohibited Transfers*

The Transfer Restrictions generally will restrict any direct or indirect transfer if the effect would (1) be to increase the ownership of stock by any person (or public group) to 5% or more of the stock of Holdings; (2) increase the percentage of stock owned by a person (or public group) owning 5% or more of the stock of Holdings or (3) create a new public group.

Transfers included under the Transfer Restrictions include sales to persons (or public groups) whose resulting percentage ownership of stock of Holdings would exceed the 5% thresholds discussed above, or to persons whose ownership of shares would by attribution cause another person (or public group) to exceed such thresholds (a "Five Percent Shareholder").

For purposes of determining the existence and identity of, and the amount of stock owned by, any stockholder, Holdings will be entitled to rely conclusively on (a) the existence or absence of filings of Schedules 13D and 13G (or any similar schedules) as of any date and (b) Holdings' actual knowledge of the ownership of its stock. The Transfer Restrictions will include the right to require a proposed transferee, as a condition to registration of a transfer of stock, to provide all information reasonably requested regarding such person's direct and indirect ownership of Holdings' stock.

5. Treatment of Pre-existing 5% Stockholders

The Transfer Restrictions contain exceptions permitting certain otherwise prohibited transfers by Pre-existing 5% Stockholders. "Pre-existing 5% Stockholders" means (1) any person or entity who (a) has filed a Schedule 13D or Schedule 13G on or before the date of the first public announcement of the Company's intention to implement the transfer restrictions or (b) establishes, on or before the thirtieth day following completion of the Reorganization, to the satisfaction of the Holdings Board, that such person or entity was a direct or indirect owner of 5% of Holdings Common Stock on the day before the first public announcement of the Company's intention to seek to implement the transfer restrictions and (2) certain persons and entities with specified ownership interests in the foregoing persons or entities.

Pre-existing 5% Stockholders will receive different treatment in two respects under the transfer restrictions. First, a transfer of any interest in any Pre-existing 5% Stockholder will not be prohibited, notwithstanding the fact that such transfer would constitute a transfer of a proportionate amount of such Pre-existing 5% Stockholder's ownership of Holdings Common Stock for purposes of Section 382. Second, in contrast to the treatment of persons who become "5-percent shareholders" (for purposes of Section 382) on or after the day before the first public announcement of the Company's intention to seek to implement the transfer restrictions and before the completion of the Reorganization who will be prohibited from disposing of any shares of Holdings Common Stock without the express consent of Holdings Board, a transfer of shares of Holdings Common Stock by (but not to) a Pre-existing 5% Stockholder will be permitted even though it would create a new "public group" of Holdings so long as such a transfer would not increase the ownership of stock by any person (other than a new public group) to 5% or more of the stock of Holdings or increase the percentage of stock owned by a person (other than a new public group) owning 5% or more of the stock of Holdings. In any such case, the transferred shares must have been acquired in exchange for shares of Company Common Stock already owned by such Pre-existing 5% Stockholder on the day before the first public announcement of the Company's intention to seek to implement the transfer restrictions.

These provisions will not permit Pre-existing 5% Stockholders to increase their ownership of Holdings Common Stock without specific approval of the Holdings Board but will permit Pre-existing 5% Stockholders to dispose of shares of Holdings Common Stock received in exchange for shares of Company Common Stock already owned by them prior to the first public announcement by the Company of its intention to seek to implement the Transfer Restrictions.

6. *Exemptive Power of Holdings Board*

The Transfer Restrictions will not apply to any attempted Transfer that would otherwise be prohibited if the transferor or transferee obtains the prior written approval of the Holdings Board.

7. *Consequences of Purported Prohibited Transfer*

Any direct or indirect transfer of stock attempted in violation of the Transfer Restrictions will be void as of the date of the purported transfer as to the purported transferee (or, in the case of an indirect transfer, the ownership by the direct owner of the stock of Holdings would terminate simultaneously with the transfer), and the purported transferee (or in the case of any indirect transfer, the indirect owner) would not be recognized as the owner of the shares owned in violation of the Transfer Restrictions for any purpose, including for purposes of voting and receiving dividends or other distributions in respect of such stock, or in the case of options, receiving stock in respect of their exercise. Any stock acquired in violation of the transfer restrictions is referred to herein as "Excess Stock."

In addition to the purported transfer being void as of the date of the purported transfer, upon demand, the purported transferee will be required to transfer the Excess Stock to an agent designated by Holdings along with any dividends or other distributions paid with respect to Excess Stock. Votes cast by a purported transferee with respect to Excess Stock will be rescinded as void. The designated agent will be required to sell such Excess Stock in an arms' length transaction (or series of transactions) that would not constitute a violation of the Transfer Restrictions. The net proceeds of the sale, after deduction of all costs incurred by the agent, will be distributed first to the purported transferee in an amount equal to the extent of such proceeds up to the cost (or in some circumstances the fair market value of the Excess Stock on the date of the violative transfer) incurred by the purported transferee to acquire such Excess Stock, and the balance of the proceeds, if any, will be distributed to a charitable beneficiary together with any other distributions with respect to such Excess Stock received by Holdings' agent. If the Excess Stock is sold by the purported transferee, such person will be treated as having sold the Excess Stock on behalf of the transferring stockholder, and will be required to remit all proceeds to Holdings' agent (except to the extent the agent grants written permission to the purported transferee to retain an amount equal to the amount such person otherwise would have been entitled to retain had the agent sold such shares).

Any holder of Holdings Common Stock who knowingly violates the Transfer Restrictions will be liable for any and all damages suffered by Holdings as a result of such violation, including damages resulting from a reduction in or elimination the ability to utilize the Tax Benefits and any professional fees incurred in connection with addressing such violation.

With respect to any Transfer of Stock which does not involve a transfer of "securities" of Holdings within the meaning of the DGCL ("Securities") but which would cause any Five Percent Shareholder to violate the Transfer Restrictions, the following procedure will apply: the Five Percent Shareholder will be deemed to have disposed of (and will be required to dispose of) sufficient Securities, simultaneously with the Transfer, to cause the Five Percent Shareholder not to be in violation of the Transfer Restrictions, and such Securities will be treated as Excess Stock to be disposed of through the Agent under the provisions summarized above, with the maximum amount payable to the Five Percent Shareholder from the proceeds of sale by the Agent being the fair market value of the Excess Stock at the time of the prohibited Transfer.

8. Other Powers of Holdings Board

The Holdings Board will have the power to accelerate or extend the expiration date of the Transfer Restrictions or modify the definitions of any terms set forth therein in the event of a change in law or regulation, provided the Holdings Board determines in writing that such action is reasonably necessary or advisable to preserve the Tax Benefits or that continuation of the Transfer Restrictions is no longer reasonably necessary for the preservation of the Tax Benefits. In addition, the Holdings Board will have the power to adopt bylaws, regulations and procedures, not inconsistent with the Transfer Restrictions, for purposes of determining whether any acquisition of Stock would jeopardize the ability of Holdings to preserve and use the Tax Benefits and for the orderly application, administration and implementation of the Transfer Restrictions. The Holdings Board will also have the exclusive power and authority to administer, interpret and make calculations under the Transfer Restrictions, which actions shall be final and binding.

III. Request

On behalf of the Company and Holdings, we hereby respectfully request that the Division concur in each of the following opinions, which are discussed more fully below, and that the Division confirm that Holdings, when formed, may rely on the Division's concurrence in such opinions to the same extent as the Company:

A. The Company and Holdings may omit from the Reorganization Proxy Statement/Prospectus the financial and other information about the Company and Holdings required by Form S-4 under the Securities Act analogous to the information that may be omitted pursuant to Instruction 4 to Item 14 of Schedule 14A under the Exchange Act ("Schedule 14A").

B. Holdings may include the reporting history of the Company in determining whether Holdings meets the eligibility requirements for the use of registration statements under the Securities Act, including Forms S-3, S-4 and S-8. In addition, for purposes of the Reorganization Registration Statement, historical information may be furnished in the manner permitted for an issuer eligible to use Form S-3, as such information relates to the Company, rather than to Holdings.

C. After the Effective Time, Holdings will constitute a "successor issuer" of the Company for purposes of Rule 414 under the Securities Act ("Rule 414") and may file post-effective amendments to the Stock Option Plan Registration Statements as contemplated by Rule 414.

D. The actions to be taken by Holdings to assume the Stock Option Plans do not constitute actions that require the disclosure of information required by Item 10 of Schedule 14A.

E. Holdings Common Stock will be deemed to be registered under the Exchange Act pursuant to Rule 12g-3(a) thereunder, and Holdings should, in lieu of filing a registration statement under Section 12(g) of the Exchange Act, file a current report on Form 8-K following the Effective Time reporting, under Item 8.01 thereof, the occurrence of the Reorganization and the succession thereunder of Holdings to the Company's reporting obligations under Sections 13(a) and 15(d) of the Exchange Act. Accordingly, while Form 8-A would be available to Holdings for registering the Holdings Common Stock under Section 12(g), the filing of a Form 8-A will not be required. In addition, Holdings will be an "accelerated filer," as such term is defined in Rule 12b-2.

F. The Company's prior reports may be taken into account in determining Holdings' compliance with the current public information requirements of Rule 144(c)(1) under the Securities Act.

G. Holders of Holdings Common Stock may tack periods during which they held Company Common Stock for purposes of satisfying the holding period requirements of Rule 144(d).

H. Dealers need not comply with the prospectus delivery requirements of Section 4(3) of the Securities Act and Rule 174 thereunder with respect to Holdings after the Reorganization.

I. Persons who have filed statements on Schedule 13D or Schedule 13G reporting beneficial ownership of Company Common Stock will not be required to make any additional or amended filings as a result of the Reorganization but may note in their next subsequent filings on Schedule 13D or Schedule 13G, as applicable, that Holdings is the successor issuer to the Company.

IV. Discussion

The positions set forth above are based on, and consistent with, previous determinations of the Commission in similar holding company reorganizations under section 251(g) of the DGCL[3] and other analogous transactions.[4]

A. Financial and Certain Other Disclosure Requirements of Form S-4 and Schedule 14A

Item 3(d), (e) (subject to a materiality requirement which we do not believe will be met with respect to the Reorganization) and (f) and Item 5 of Form S-4 require that a prospectus filed as part of a registration statement on Form S-4 include the following disclosures: (i) the selected financial data required by Item 301 of Regulation S-K; (ii) the selected financial data required by Item 301 of Regulation S-K prepared on a pro forma basis; (iii) certain comparative historical and pro forma per share data of the registrant and the company being acquired; and (iv) the pro forma financial information required by Article 11 of Regulation S-X. In addition, Subparts B and C of Part I of Form S-4 require certain historical financial and other information with respect to the registrant and the company being acquired.

The Division has previously taken the position that a registrant engaged in a transaction (i) involving only the registrant and one or more of its wholly owned subsidiaries and (ii) not involving a liquidation of the registrant or a spin-off, such as an internal reorganization to create a holding company, may omit from its proxy statement/prospectus filed as part of a registration statement on Form S-4 such information as may be omitted pursuant to Instruction 4 to Item 14 of Schedule 14A. Item 14 of Schedule 14A requires a registrant engaged in a merger to furnish, among other things, the same information as that required by Item 3(d), (e) and (f), Item 5 and Subparts B and C (Items 10-17) of Form S-4. Instruction 4 to Item 14 of Schedule 14A, however, provides that the foregoing information may be omitted where the plan of merger involves "only the acquiring company and one or more of its totally held subsidiaries and does not involve a liquidation of the registrant or spin-off."

The Reorganization will involve only the Company and Merger Sub as constituent corporations and Holdings as the issuer of Holdings Common Stock that stockholders of the Company will receive (on a one-for-one basis) in the Reorganization in exchange for shares of Company Common Stock. The Company will survive as an operating corporation, and none of its assets or business will be spun off. Following the Effective Time, Holdings' consolidated financial condition will be substantially the same as that of the Company before the Effective Time. Finally, all information necessary for the approval of the Reorganization by the

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3 *See* Doskocil Companies Incorporated (available March 24, 1995); The Presley Companies (available October 8, 1999); PS Group, Inc. (available January 25, 1996).

4 *See* Kerr-McGee Corporation (available July 31, 2001); AOL Time Warner (available November 11, 2000); Friedman, Billings, Ramsey Group, Inc. (available March 25, 2003).

Company's stockholders will be provided in the Reorganization Proxy Statement/Prospectus. Accordingly, we are of the opinion that the Company and Holdings may omit from the Reorganization Proxy Statement/Prospectus such information (Item 3(d), (e) and (f), Item 5 and Subparts B and C (Items 10-17) to Part I of Form S-4) as may be omitted pursuant to Instruction 4 of Item 14 of Schedule 14A.[5]

B. Forms S-3, S-4 and S-8

General Instruction I.A.7 to Form S-3 deems a successor registrant to have met the conditions for eligibility to use a Form S-3 set forth in General Instructions I.A.1, 2, 3 and 5 to Form S-3 if (i) its predecessor and it, taken together, meet such conditions, (ii) the succession was primarily for purposes of forming a holding company and (iii) the assets and liabilities of the successor at the time of succession were substantially the same as those of the predecessor. The Company currently meets the conditions set forth in General Instructions I.A. 1, 2, 3 and 5 of the General Instructions to Form S-3.

Consistent with General Instruction I.A.7 to Form S-3, Holdings will be the successor publicly traded company to the Company, with no business other than owning 100% of the Company Common Stock, and, on a consolidated basis, Holdings and the Company will have, immediately following the Effective Time, the same assets and liabilities as the Company had immediately before the Effective Time. Although Holdings will not, as a matter of corporate law, become the legal owner of the Company's assets or an obligor of the Company's obligations because the Company will not be merging into Holdings, the Reorganization will, for all purposes of General Instruction I.A.7 to Form S-3, create a successor registrant.

General Instructions B.1.a and B.1.b to Form S-4 allow a registrant that satisfies the eligibility conditions for the use of Form S-3 to furnish less extensive information in a Form S-4 registration than would be required of a registrant that is not eligible to use Form S-3. As discussed above, the Company currently satisfies the relevant portions of General Instruction 1.A. of Form S-3. In addition, the Company satisfies the aggregate market value requirement of General Instruction B.1.a.ii.A of Form S-3. Assuming that the Division concurs with our opinion that Holdings should be permitted to rely on the prior reporting history of the Company for purposes of determining Holdings' eligibility to use Form S-3, we are of the further opinion that Holdings "meets the requirements for use of Form S-3" as such phrase is used in General Instructions B.1.a and B.1.b of Form S-4.[6]

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5 *See* The Presley Companies (available October 8, 1999); PS Group, Inc. (available January 25, 1996); Doskocil Companies Incorporated (available March 24, 1995).

6 The Division has previously issued no-action letters in similar circumstances concluding that the successor in a holding company reorganization was permitted to take into account the reporting history of its predecessor in determining whether it satisfies the eligibility requirements for use of Forms S-2, S-3, S-4 and S-8. Champion Home Builders Co. (available September 14, 1987); The North American Coal Corp. (available May 5, 1986).

Accordingly, we are of the opinion that, after the Effective Time, Holdings will be entitled to take into account the Company's reporting history prior to the Effective Time in determining Holdings' eligibility to use various forms of registration statements under the Securities Act, including Forms S-3, S-4 and S-8.[7]

We further conclude that for purposes of the Reorganization Registration Statement, information may be furnished in the manner permitted by a registrant eligible to use Form S-3, as such information relates to the Company, rather than to Holdings.[8]

C. Form S-8 and Rule 414

As noted above, the Company presently has in effect the Stock Option Plan Registration Statements covering the shares of Company Common Stock issuable upon exercise of options outstanding thereunder, and in the Reorganization Holdings will assume such options and the related Stock Option Plans. Rule 414 under the Securities Act provides that, if certain conditions are met in connection with the succession of a successor issuer to a predecessor issuer, the registration statement of the predecessor issuer will be deemed to be the registrant statement of the successor issuer for the purpose of continuing the offering covered by such registration statement.

The following conditions of Rule 414 will all be satisfied, in our view, with respect to the Reorganization: (i) the purpose of the Reorganization will be to change the form of organization of the Company by creating a holding company structure; (ii) immediately prior to the Effective Time, Holdings, the successor issuer, will have only nominal assets and liabilities; (iii) the succession, via the Reorganization, will be approved by the stockholders of the Company at a meeting at which proxies will be solicited pursuant to Section 14(a) of the Exchange Act; and (iv) if the Division concurs in our request, Holdings, as the successor issuer, will file an amendment to the Stock Option Plan Registration Statements expressly adopting it as its own registration statement for all purposes of the Securities Act and the Exchange Act, and Holdings will set forth any additional information necessary to reflect any material changes made in connection with or resulting from the succession or otherwise required by Rule 414.

The only condition of Rule 414 which will not technically be met with respect to the Reorganization is that the succession of Holdings to the Company will not be effected by a

7 The Division has previously issued no-action letters in similar circumstances concluding that the successor holding company was permitted to look to the reporting history of its predecessor in determining whether it meets the eligibility requirements for use of Forms S-3, S-4 and S-8 after a reorganization which imposed transfer restrictions on the successor's securities. PS Group, Inc. (available January 25, 1996); Doskocil Companies Incorporated (available March 24, 1995). *See also* ConocoPhillips (available August 23, 2002); IPC information Systems, Inc. (available May 20, 1999); Russell Corporation (available March 18, 2004) (reaching an identical conclusion where merger created successor holding company but facts of these no-action letters did not involve transfer restrictions).

8 *See* Doskocil Companies Incorporated (available March 24, 1995).

merger under which Holdings will acquire all of the assets and assume all of the liabilities and obligations of the Company. Rather, as described above, the constituent corporations to the Merger will be the Company and Merger Sub, and in the Merger, Merger Sub will merge into the Company and as a result Holdings will become the parent company of the Company, with the Company surviving as a wholly owned subsidiary of Holdings. In our view, this structural difference is not material to the purpose of, or the policy underlying, Rule 414. We note that the Division has previously concurred in similar circumstances with the conclusion that Rule 414 should permit Holdings to satisfy the registration requirements of the Securities Act with respect to such Holdings Common Stock by filing a post-effective amendment to the existing registration statement.[9] Accordingly, we are of the opinion that the Stock Option Plan Registration Statements will be deemed to be the corresponding registration statements of Holdings as the "successor issuer for the purpose of continuing the offering."

D. Item 10 of Schedule 14A

At the consummation of the Reorganization, Holdings will assume and continue the Stock Option Plans, be substituted as the "Company" under the terms and provisions of the Stock Option Plans and assume all rights and obligations of the Company under the Stock Option Plans as theretofore in effect and all stock options outstanding thereunder. The Stock Option Plans and all outstanding options issued thereunder shall, pursuant to their terms, thereafter apply to shares of Holdings Common Stock in the same manner as they have applied to shares of the Company Common Stock. The succession of Holdings to the obligations of the Company under the Stock Option Plans is simply a conversion of existing rights to a new successor issuer.

In our view, the Reorganization will not have any effect on the Stock Option Plans, and the Reorganization does not constitute or require "actions" that would trigger a need to disclose information about the Stock Option Plans under Item 10 of Schedule 14A. The assumption by Holdings of the obligations of the Company under the Stock Option Plans will not constitute the approval of a new compensation plan under which equity securities of Holdings will be authorized for issuance or the amendment or modification of an existing plan. The Transfer Restrictions do not amount to an amendment or modification of the Stock Option Plans because (i) imposition of the Transfer Restrictions on the Holdings Common Stock does not require or result in any change to the Stock Option Plans and (ii) sales by participants of Holdings Common Stock acquired under the Stock Option Plans will not be limited by the Transfer Restrictions.

The terms, conditions and rights of participants under the Stock Option Plans will not be affected in, or as a result of, the Reorganization. Holdings will assume and continue without modification the Stock Option Plans. Furthermore, while Holdings Common Stock issued upon the exercise of options after the Reorganization will be subject to the Transfer Restrictions, sales

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[9] The Division has previously issued no-action letters granting relief under Rule 414 in similar circumstances where a tripartite merger (as will be used in the Reorganization) was used to create a holding company structure. PS Group, Inc. (available January 25, 1996); Varity Corporation (available October 15, 1991); Consolidated Rail Corp. (available March 17, 1993).

of such Holdings Common Stock will not be limited by the Transfers Restrictions because, as described under paragraph II.I.4, 5 and 7, the Transfer Restrictions will not apply to sales to any stockholder that is not a Five Percent Shareholder or by Pre-existing 5% Stockholders, and even in the event of a sale by a participant under the Stock Option Plan that violates the Transfer Restrictions, the purported transferee, not the participant transferor, becomes the subject of the Transfer Restrictions. The Commission has previously taken similar positions with respect to disclosure under Item 10 of Schedule 14A in the context of transactions similar to the Reorganization.[10]

Accordingly, we are of the opinion that the assumption of the Stock Option Plans by Holdings as a consequence of the Reorganization does not constitute actions that require disclosure of information under Item 10. The Reorganization Proxy Statement/Prospectus will make clear that a consequence of approval of the Reorganization will be the assumption by Holdings of the Stock Option Plans.[11]

E. Rules 12g-3 and 12b-2

Rule 12g-3(a) under the Exchange Act provides that where, in connection with a succession by merger, consolidation, exchange of securities or acquisition of assets, equity securities of an issuer, not previously registered pursuant to Section 12 of the Exchange Act, are issued to the holders of any class of equity securities of another issuer which is registered pursuant to Section 12, the class of securities so issued in the succession transaction shall be deemed to be registered pursuant to Section 12 unless, upon consummation of the succession, such new class is exempt from Section 12 registration other than by Rule 12g3-2 (which is inapplicable to the present situation) or all securities of subject class are held of record by less than 300 persons. Exchange Act Release No. 34-9072 (February 10, 1971) provides that successor issuers are "required to file a report pursuant to Section 13 on Form 8-K with respect to the transaction."

We are of the opinion that Holdings will be deemed to be a successor to the Company for purposes of Rule 12g-3(a). The consolidated assets and liabilities of Holdings immediately after the Effective Time will be the same as those of the Company immediately before the Effective Time. Holdings, like the Company, will be an accelerated filer after the Effective Time. Similarly, the stockholders of the Company immediately before the Effective Time will be the stockholders of Holdings immediately after the Effective Time and the number of holders of

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[10] The Division has previously issued no-action letters in similar circumstances concluding that the successor in a holding company reorganization in which transfer restrictions were imposed on the successor's securities was not required to disclose the information required under Item 10 of Schedule 14A. PS Group, Inc. (available January 25, 1996); Doskocil Companies Incorporated (available March 24, 1995); The Presley Companies (available October 8, 1999).

[11] The Company is relying on Rule 16b-7 under the Exchange Act to exempt from the provisions of Section 16(b) of the Exchange Act the acquisition and disposition by the Company's officers and directors of Holdings Common Stock and the disposition of the Company Common Stock in the Reorganization.

record of Holdings Common Stock immediately following the Effective Time will be the same as the number of holders of record of Company Common Stock immediately before the Effective Time.

We are of the opinion that, while Holdings would be eligible, as successor to the Company, to use Form 8-A to register the Holdings Common Stock under Section 12(g), the availability and application of Rule 12g-3(a) will enable Holdings to register the Holdings Common Stock under Section 12(g) without having to file Form 8-A.[12]

Furthermore, based on our opinion that Holdings should be deemed to be a successor to the Company, we are of the opinion that the Company's status as an accelerated filer under Rule 12b-2 of the Exchange Act and its history of filing annual reports pursuant to the Exchange Act will be carried over to Holdings, making Holdings an "accelerated filer" as such term is defined in Rule 12b-2 of the Exchange Act.[13]

F. Rule 144(c)(1)

Rule 144 of the Securities Act imposes certain conditions on the sale of restricted securities and the sale of securities by or for the account of affiliates of an issuer. Rule 144(c)(1) requires that the issuer have securities registered pursuant to Section 12 of the Exchange Act, have been subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act for a period of at least 90 days immediately preceding the sale of securities, and have filed all reports required to be filed under the Exchange Act during the 12 months preceding such sale (or for such shorter period that the issuer was required to file such reports).

Holdings will have the same consolidated assets, business and operations as the Company had prior to the Reorganization. Further, the Company has been subject to, and has complied with, the reporting requirements of Section 13 of the Exchange Act since 1999. Accordingly, we are of the opinion that for purposes of Rule 144, the prior reports of the Company may be included for purposes of determining whether Holdings has complied with the public information requirements of Rule 144(c)(1).

[12] The Division has previously issued no-action letters in similar circumstances concluding that parties to a holding company reorganization in which transfer restrictions were imposed on successor securities were not required to disclose on Form 8-K the information regarding the reorganization that was set forth in the Proxy Statement/Prospectus. PS Group, Inc. (available January 25, 1996); Doskocil Companies Incorporated (available March 24, 1995); The Presley Companies (available October 8, 1999); *See also* Provident Life and Accident Insurance Company of America (available November 29, 1995) (similar facts, but not involving transfer restrictions).

[13] Johnson Controls, Inc. (available January 28, 2005).

G. Tacking for Purposes of Rule 144(d)

All holders of Company Common Stock who are affiliates of the Company are subject to limitations imposed by Rule 144(e)(1) under the Securities Act. The Reorganization will be a transaction described in Rule 145(a) under the Securities Act. Furthermore, all affiliates of the Company immediately prior to the Effective Time will be, immediately after the Effective Time, affiliates of Holdings, holding registered shares of Holdings Common Stock. As a result of the Reorganization, affiliates of the Company prior to the Reorganization would be subject to the resale provisions under Rule 145(d) (including Rule 145(d)(2) and (3), which require determination of the holding period in accordance with Rule 144(d)). Affiliates of the Company who are affiliates of Holdings after the Reorganization will be permitted to make resales of Holdings Common Stock in accordance with Rule 145(d)(1), and affiliates of the Company who cease to be affiliates of Holdings after the Reorganization will be permitted to make resales of Holdings Common Stock in accordance with Rule 145(d)(1), (2) or (3).[14]

The holding period requirements of Rule 144(d)(1) are intended to assure that persons holding restricted securities have assumed the economic risks of investment, and therefore, are not acting as conduits for the sale to the public of unregistered securities, directly or indirectly, on behalf of the issuer.[15] The Commission has consistently permitted tacking of holding periods where a holding company was created to become the parent of a pre-existing company.[16]

Rule 144(d)(3)(i) expressly permits tacking of the holding periods and provides that securities acquired from an issuer, pursuant to a recapitalization, shall be deemed to have been acquired at the same time as the securities which were surrendered in connection with the recapitalization. While the term "recapitalization" is not defined in Rule 144, the Commission has in the past permitted tacking in connection with the creation of a holding company structure if: (i) the holding company stock was issued solely in exchange for the operating company's common stock; (ii) security holders received securities of the same class and in the same proportions as exchanged; (iii) the holding company is newly formed and had no significant assets except operating company securities immediately after the transactions and at that time, had substantially the same assets and liabilities on a consolidated basis as those of the operating company immediately prior to the transaction; and (iv) the rights and interests of common

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[14] Securities Act Release No. 6508, note 1 (February 10, 1984).

[15] *See* Preliminary Note to Rule 144.

[16] The Division has previously issued no-action letters in similar circumstances concluding that stockholders who received holding company stock in a reorganization were permitted to tack their holding period of the predecessor's stock with their holding period of the successor company's stock. M-Wave, Inc. (available July 30, 1993); Morgan Olmstead, Kennedy & Gardner Capital Corp. (available January 8, 1988)

stockholders in the holding company are substantially the same as the rights and interests of common stockholders in the operating company.[17]

We are of the opinion that the Reorganization should be viewed as a "recapitalization" for purposes of Rule 144 because the Reorganization satisfies each of the prongs set forth by the Commission: (i) Holdings Common Stock will be issued solely in exchange for Company Common Stock, (ii) the stockholders of the Company will receive voting common stock in Holdings on a proportional basis, and (iii) Holdings was recently formed, has no significant assets and following the Reorganization on a consolidated basis, will have virtually the same assets and liabilities as the Company will have immediately prior to the Reorganization. In addition, (iv) the rights of the stockholders of both companies are substantially the same except for the Transfer Restrictions discussed above, and the stockholders will continue to bear the economic risks of their investment. No consideration for the Holdings Common Stock will be paid by the stockholders for the Holdings Common Stock. The end result of the Reorganization is a holding company structure without a change in proportional ownership or economic risk among the stockholders, which are essential elements to permit tacking.[18]

We do not believe the addition of the Transfer Restriction to the Holdings Common Stock impacts the ability of the holders of the Holdings Common Stock to tack for purposes of Rule 144(d). The Transfer Restrictions are the only difference between the Company Common Stock and the Holdings Common Stock. The Commission has approved tacking where there have been significant corporate changes to charter and bylaws. For example, a reduction in the voting power of a class of common stock, establishment of a supermajority voting requirement, elimination of cumulative voting, authorization to issue "blank-check" preferred stock and the manner in which stockholders meetings were called have each been determined not to have any material bearing on the conduct of a corporation's business or shareholder's attendant risk and tacking has been permitted despite such changes being made.[19] In analyzing these changes, the

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17 The Division has previously concluded that tacking was permitted for purposes of Rule 144(d) when the reorganization constituted a "recapitalization." El Paso Natural Gas Company (available May 21, 1998); Masada Security Holding, Inc. (available December 5, 2005) (no new holding period under Rule 144(d)(3)(viii) for recapitalization that would be covered by Rule 145(a)); Morgan Olmstead, Kennedy & Gardner Capital Corp. (available January 8, 1988); Securities Act Release 33-6806 note 209 (available October 25, 1988).

18 The Division has previously concluded that tacking was permitted for purposes of Rule 144(d) when there was no change in proportional ownership of the successor holding company and the economic risk of ownership was not affected by the reorganization. Uniface Holdings, B.V. (available August 27, 1993); Monk-Austin, Inc. (available November 19, 1992); L. Perrigo Company (available November 21, 1983); Securities Act Release No. 6099, Questions 33 -34 (available August 2, 1979).

19 The Division has previously issued no-action letters concluding that tacking was permitted for purposes of Rule 144(d) even though the certificate of incorporation of the holding company provided for a classified board of directors, prohibited shareholder action by written vote, established a super majority voting requirement for certain corporate actions and permitted the issuance of "blank check" preferred stock. G&P Financial (December 16, 1997); M-Wave, Inc. (available June 14, 1993). And has also issued no-action letters allowing tacking for purposes of Rule 144(d) even though the certificate of incorporation of the holding company

Commission has stated that a change in the governing instruments of a corporation is not relevant to tacking if the provisions concern "changes of control"[20] and do not alter the "substance of the company's business (*viz.*, the nature of the business and management ... remains essentially the same as before)."[21] While we are not aware of any No-Action Letter that has specifically addressed tacking in a situation where a company's charter and by-laws have been changed to impose transfer restrictions, the Transfer Restrictions (like the other restrictions examined and passed upon by the Commission) concern changes of control. In fact, we believe that the Transfer Restrictions are far less intrusive and have less impact on the day-to-day rights of stockholders than many of these other restrictions. The rights of a stockholder to vote and receive dividends is not affected by the Reorganization, and the Company's business will remain the same after the Reorganization. The board of directors and executive officers of the Company will also be the same as the board of directors and executive officers of Holdings after the Reorganization.

Accordingly, we are of the opinion that holders of Holdings Common Stock received in the Reorganization that is subject to Rule 145(d) (including affiliates of the Company) can tack the periods during which they held Company Common Stock for purposes of satisfying the holding period requirements of Rule 144(d).

H. Section 4(3) Prospectus Delivery Requirements

The 90-day prospectus delivery requirements of Section 4(3) of the Securities Act will not apply to dealers of Holdings Common Stock because Holdings will have the same consolidated assets, liabilities, business and operations as the Company immediately before the Effective Time and will be the successor to the Company. Under Rule 174(b), a dealer need not deliver a prospectus if the issuer is a Exchange Act reporting company. The Company has been a reporting company under Section 13 of the Exchange Act since 1999, and Holdings, as the successor to the Company, will assume the Company's reporting status after the Effective Time. As a result, we are of the opinion that Holdings will be deemed an Exchange Act reporting company and dealers of Holdings Common Stock will be able to rely on Rule 174(b) with respect to prospectus delivery requirements.[22]

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eliminated cumulative voting and changed the manner in which stockholders meetings were called. Ticketmaster Corporation (available May 21,1984).

20 The Division has previously concluded that tacking permitted under Rule 144(d) because changes to certificate of incorporation and by-laws of the holding company were merely "changes of control" provisions. EqualNet Corporation (available February 10, 1995); Bliss and Laughlin Industries (available September 28, 1989).

21 *See* Bliss and Laughlin Industries (available September 28, 1989); Securities Act Release No. 6099, Question 35 (available August 2, 1979).

22 The Division has previously issued no-action letters in similar circumstances concluding that the successor in a holding company reorganization in which transfer restrictions were imposed on successor securities was considered subject to the reporting requirements of the Exchange Act for purposes of an exemption from the

I. Schedules 13D and 13G

Section 13(d)(1) of the Exchange Act and Rule 13d-1 thereunder require that a person who acquires beneficial ownership of more than 5% of any equity security of a class registered pursuant to Section 12 of the Exchange Act file a statement on Schedule 13D or 13G. Section 13(d)(2) of the Exchange Act and Rule 13d-2 thereunder require the Schedule 13D to be amended when material changes in ownership occur and the Schedule 13G be amended within 45 days after the end of the calendar year.

As discussed above, after the Reorganization, Holdings will represent essentially the same company (on a consolidated basis with the Company) as did the Company prior to the Reorganization. No changes in ownership will occur as a result of the Reorganization, other than the exchange of Holdings Common Stock for Company Common Stock on a one-for-one basis. Relative percentage interests of holders before and after the Reorganization will be identical. Consequently, persons who have filed a Schedule 13D or 13G for securities acquired in Holdings will not be required to file a new or amended Schedule 13D or 13G, provided they state in their next required amendment to Schedule 13D or 13G that Holdings is deemed the successor issuer to the Company for purposes of filings under Section 13(d).[23]

V. Conclusion

On behalf of the Company, we respectfully request the concurrence of the Division in each of the opinions listed above under the heading "Request." We also request that the Division confirm that Holdings, when formed, may rely on the Division's concurrence in such opinions to the same extent as the Company. Since the Company will delay the initial filing of the Reorganization Proxy Statement/Prospectus until the outcome of this request is known, we hereby respectfully request that this matter be given expedited consideration by the Division's staff. If the Division disagrees with any of our conclusions or any other matters discussed in this letter, we would like an opportunity to discuss them with the Division prior to any written response to this letter.

We hereby request that this letter (including any covering or transmittal letter), the Division's response and the supplemental information submitted thereto be afforded confidential treatment for, and the publication of this letter be delayed until, 120 days after the date of the Division's response or such earlier date as the Division is advised that all information in this letter has been made public, as contemplated by §200.81(b). We will contact the Commission if

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prospectus delivery requirement of Section 4(3) of the Securities Act afforded by Securities Act Rule 174(b). PS Group, Inc. (available January 25, 1996); Doskocil Companies Incorporated (available March 24, 1995). *See also* Friedman, Billings, Ramsey Group, Inc. (available March 25, 2003); ConocoPhillips (available August 23, 2002) (same facts, but not involving transfer restrictions).

[23] PS Group, Inc. (available January 25, 1996); Doskocil Companies Incorporated (available March 24, 1995); IPC Information Systems, Inc. (available May 20, 1999); The Presley Companies (available October 8, 1999).

this information is made public at an earlier date. This confidential information request is set forth in its entirety in a separate letter filed previously.

If you have any questions or you require additional information concerning this letter or any matter discussed herein, please contact the undersigned at (202) 879-5151 or David Lambert of this office at (202) 879-5911.

Very truly yours,

Mark D. Director

13.1 Definitions. As used in this Article Thirteenth, the following capitalized terms have the following meanings when used herein with initial capital letters (and any references to any portions of Treasury Regulation § 1.382-2T shall include any successor provisions):

"5% Transaction" means any Transfer of Corporation Securities described in clause (a) or (b) of Section 13.2.

An "Affiliate" of any Person means any other Person, that, directly or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, such Person; and, for the purposes of this definition only, "control" (including the terms "controlling," "controlled by" and "under common control with") means the possession, direct or indirect, of the power to direct or cause the direction of the management, policies or activities of a Person whether through the ownership of securities, by contract or agency or otherwise.

"Agent" has the meaning set forth in Section 13.6.

"Corporation Securities" means (i) shares of Common Stock, (ii) shares of Preferred Stock (other than preferred stock described in Section 1504(a)(4) of the Code), (iii) warrants, rights, or options (including options within the meaning of Treasury Regulation § 1.382-2T(h)(4)(v)) to purchase stock of the Corporation, and (iv) any other interest that would be treated as "stock" of the Corporation pursuant to Treasury Regulation § 1.382-2T(f)(18).

"Excess Securities" has the meaning given such term in Section 13.5.

"Expiration Date" means the beginning of the taxable year of the Corporation to which the Board of Directors determines that no Tax Benefits may be carried forward, unless the Board of Directors shall fix an earlier date in accordance with Section 13.11.

"Five-Percent Shareholder" means a Person or group of Persons that is identified as a "5-percent shareholder" of the Corporation pursuant to Treasury Regulation § 1.382-2T(g).

"Percentage Stock Ownership" means the percentage Stock Ownership interest as determined in accordance with Treasury Regulation § 1.382-2T(g), (h), (j) and (k).

"Person" means any individual, firm, corporation or other legal entity, and includes any successor (by merger or otherwise) of such entity.

"Pre-existing 5% Stockholder" means any Person that (i) has filed a Schedule 13D or 13G on or before **[day before first announcement of intent to seek to implement transfer restrictions]** or (ii) establishes to the satisfaction of the

Board of Directors that such person was a Five-Percent Shareholder or a "first tier entity of the Corporation within the meaning of Treasury Regulation § 1.382-2T(f)(9) on **[day before first announcement of intent to implement transfer restrictions]** on or before the thirtieth day after the effectiveness of this Certificate of Incorporation and any "5-percent owner" or "higher tier entity" of any Person described above within the meaning of Treasury Regulation § 1.382-2T(f)(10) and 1.382-2T(f)(14).

"Prohibited Distribution" has the meaning given such term in Section 13.6.

"Prohibited Transfer" means any purported Transfer of Corporation Securities to the extent that such Transfer is prohibited and/or void under this Article Thirteenth.

"Purported Transferee" has the meaning set forth in Section 13.5.

"Securities" and "Security" each has the meaning set forth in Section 13.8.

"Tax Benefit" means the net operating loss carryovers, capital loss carryovers, general business credit carryovers, alternative minimum tax credit carryovers and foreign tax credit carryovers, as well as any loss or deduction attributable to a "net unrealized built-in loss" within the meaning of Section 382, of the Corporation or any direct or indirect subsidiary thereof.

"Transfer" means, any direct or indirect sale, transfer, assignment, conveyance, pledge or other disposition, other than a sale, transfer, assignment, conveyance, pledge or other disposition to a wholly owned subsidiary of the transferor, or, if the transferor is wholly owned by a Person, to a wholly owned subsidiary of such Person. A Transfer also shall include the creation or grant of an option (including an option within the meaning of Treasury Regulation § 1.382-2T(h)(4)(v)).

"Voting Securities" means all securities that by their terms are entitled to vote generally in the election of directors of the Corporation (without giving effect to any contractual limitations on voting).

13.2 Restrictions on Transfers. Any attempted Transfer of Corporation Securities prior to the Expiration Date or any attempted Transfer of Corporation Securities pursuant to an agreement entered into prior to the Expiration Date, shall be prohibited and void *ab initio* (a) if the transferor is a Five-Percent Shareholder or (b) to the extent that, as a result of such Transfer (or any series of Transfers of which such Transfer is a part), either (1) any Person or group of Persons shall become a Five-Percent Shareholder or (2) the Percentage Stock Ownership interest in the Corporation of any Five-Percent Shareholder shall be increased.

13.3 Exceptions.

(a) Notwithstanding anything to the contrary herein, if a Transfer by (but not to) a Pre-existing 5% Stockholder would be prohibited by Section 13.2 hereof solely because such Transfer would create, under Treasury Regulation § 1.382-2T(j)(3)(i), a new "public group," as that term is defined in Treasury regulation § 1.382-2T(f)(13), and the Corporation Stock that is the subject of the Transfer was acquired by such Pre-existing 5% Stockholder in exchange for shares of Aether Systems, Inc. that were owned by such Pre-existing 5% Stockholder on •, 2004 **[day before 1st public announcement]**, then such Transfer shall not be restricted by Section 13.2.

(b) The restrictions set forth in Section 13.2 shall not apply to an attempted Transfer that is a 5% Transaction if the Transfer is of any interest in any Pre-existing 5% Stockholder.

(c) The restrictions set forth in Section 13.2 shall not apply to an attempted Transfer that is a 5% Transaction if the transferor or the transferee obtains the prior written approval of the Board of Directors or a duly authorized committee thereof. As a condition to granting its approval pursuant to Section 13.3, the Board of Directors may, in its discretion, require (at the expense of the transferor and/or transferee) an opinion of counsel selected by the Board of Directors that the Transfer shall not result in the application of any section 382 limitation on the use of the Tax Benefits. The Board of Directors may exercise the authority granted by this Article Thirteenth through duly authorized officers or agents of the Corporation. Nothing in this Section 13.3 shall be construed to limit or restrict the Board of Directors in the exercise of its fiduciary duties under applicable law.

13.4 Legend. Each certificate representing shares of Common Stock issued by the Corporation shall conspicuously bear the following legend:

> "THE CERTIFICATE OF INCORPORATION (THE "CERTIFICATE OF INCORPORATION") OF THE CORPORATION CONTAINS RESTRICTIONS PROHIBITING THE TRANSFER OF ANY STOCK OF THE CORPORATION WITHOUT THE AUTHORIZATION OF THE BOARD OF DIRECTORS OF THE CORPORATION (THE "BOARD OF DIRECTORS") IF SUCH TRANSFER AFFECTS THE PERCENTAGE OF STOCK OF THE CORPORATION THAT IS TREATED AS OWNED BY A FIVE PERCENT STOCKHOLDER (WITHIN THE MEANING OF SECTION 382 OF THE INTERNAL REVENUE CODE OF 1986, AS AMENDED (THE "CODE") AND THE TREASURY REGULATIONS PROMULGATED THEREUNDER), AND SUCH TRANSFER WOULD, IN THE SOLE DISCRETION AND JUDGMENT OF THE BOARD OF DIRECTORS, JEOPARDIZE THE CORPORATION'S PRESERVATION OF ITS U.S. FEDERAL INCOME TAX ATTRIBUTES PURSUANT TO SECTION 382 OF THE CODE AND IS NOT OTHERWISE IN THE BEST INTERESTS OF THE CORPORATION AND ITS STOCKHOLDERS. IF THE TRANSFER RESTRICTIONS ARE VIOLATED, THEN THE TRANSFER WILL BE VOID *AB INITIO* AND THE PURPORTED TRANSFEREE WILL BE REQUIRED TO TRANSFER EXCESS STOCK (AS DEFINED IN THE CERTIFICATE OF INCORPORATION) TO THE CORPORATION'S AGENT. THE CORPORATION WILL FURNISH WITHOUT CHARGE TO THE HOLDER OF RECORD OF THIS CERTIFICATE A COPY OF THE CERTIFICATE OF INCORPORATION, CONTAINING THE ABOVE-REFERENCED TRANSFER RESTRICTIONS, UPON WRITTEN REQUEST TO THE CORPORATION AT ITS PRINCIPAL PLACE OF BUSINESS."

13.5 Excess Securities.

(a) No employee or agent of the Corporation shall record any Prohibited Transfer, and the purported transferee of such a Prohibited Transfer (the "Purported Transferee") shall not be recognized as a stockholder of the Corporation for any purpose whatsoever in respect of the Corporation Securities which are the subject of the Prohibited Transfer (the "Excess Securities"). Until the Excess Securities are acquired by another person in a Transfer that is not a Prohibited Transfer, the Purported Transferee shall not be entitled with respect to such Excess Securities to any rights of stockholders of the Corporation, including, without limitation, the right to vote such Excess Securities and to receive dividends or distributions, whether liquidating or otherwise, in respect thereof, if any. After the Excess Securities have been acquired in a Transfer that is not a Prohibited Transfer, the Corporation Securities shall cease to be Excess Securities. For this purpose, any Transfer of Excess Securities not in accordance with the provisions of this Section 13.5 or Section 13.6 shall also be a Prohibited Transfer.

(b) The Corporation may require as a condition to the registration of the Transfer of any Corporation Securities or the payment of any distribution on any Corporation Securities that the proposed Transferee or payee furnish to the Corporation all information reasonably requested by the Corporation with respect to all the direct or indirect ownership interests in such Corporation Securities. The Corporation may make such arrangements or issue such instructions to its stock transfer agent as may be determined by the Board of Directors to be necessary or advisable to implement this Article Thirteenth, including, without limitation, authorizing such transfer agent to require an affidavit from a purported transferee regarding such Person's actual and constructive ownership of stock and other evidence that a Transfer will not be prohibited by this Article Thirteenth as a condition to registering any transfer.

13.6 Transfer to Agent. If the Board of Directors determines that a Transfer of Corporation Securities constitutes a Prohibited Transfer then, upon written demand by the Corporation sent within thirty days of the date on which the Board of Directors determines that the attempted Transfer would result in Excess Securities, the Purported Transferee shall transfer or cause to be transferred any certificate or other evidence of ownership of the Excess Securities within the Purported Transferee's possession or control, together with any dividends or other distributions that were received by the Purported Transferee from the Corporation with respect to the Excess Securities ("Prohibited Distributions"), to an agent designated by the Board of Directors (the "Agent"). The Agent shall thereupon sell to a buyer or buyers, which may include the Corporation, the Excess Securities transferred to it in one or more arm's-length transactions (on the public securities market on which such Excess Securities are traded, if possible, or otherwise privately); *provided, however*, that the Agent shall effect such sale or sales in an orderly fashion and shall not be required to effect any such sale within any specific time frame if, in the Agent's discretion, such sale or sales would disrupt the market for the Corporation Securities or otherwise would adversely affect the value of the Corporation Securities. If the Purported Transferee has resold the Excess Securities before receiving the Corporation's demand to surrender Excess Securities to the Agent, the Purported Transferee shall be deemed to have sold the Excess Securities for the Agent, and shall be required to transfer to the Agent any Prohibited Distributions and proceeds of such sale, except to the extent that the Corporation grants written permission to the Purported Transferee to retain a portion of such sales proceeds not exceeding the amount that the Purported Transferee would have received from the Agent pursuant to Section 13.7 if the Agent rather than the Purported Transferee had resold the Excess Securities.

13.7 Application of Proceeds. The Agent shall apply any proceeds of a sale by it of Excess Securities and, if the Purported Transferee had previously resold the Excess Securities, any amounts received by it from a Purported Transferee as follows: (a) first, such amounts shall be paid to the Agent to the extent necessary to cover its costs and expenses incurred in connection with its duties hereunder; (b) second, any remaining amounts shall be paid to the Purported Transferee, up to the amount paid by the Purported Transferee for the Excess Securities (or the fair market value at the time of the Transfer, in the event the purported Transfer of the Excess Securities was, in whole or in part, a gift, inheritance or similar Transfer) which amount shall be determined at the discretion of the Board of Directors; and (c) third, any remaining amounts, subject to the limitations imposed by the following proviso, shall be paid to one or more organizations qualifying under section 501(c)(3) of the Code (or any comparable successor provision) selected by the Board of Directors. The Purported Transferee of Excess Securities shall have no claim, cause of action or any other recourse whatsoever against any transferor of Excess Securities. The Purported Transferee's sole right with respect to such shares shall be limited to the amount payable to the Purported Transferee pursuant to this Section 13.7. In no event shall the proceeds of any sale of Excess Securities pursuant to this Section 13.7 inure to the benefit of the Corporation.

13.8. Modification of Remedies for Certain Indirect Transfers. In the event of any Transfer which does not involve a Transfer of securities of the Corporation within the meaning of Delaware Law ("Securities," and individually, a "Security") but which would cause a Five-Percent Shareholder to violate a restriction on Transfers provided for in this Article Thirteenth, the application of Section 13.6 and Section 13.7 shall be modified as described in this Section 13.8. In such case, no Five-Percent Shareholder shall be required to dispose of any interest that is not a Security but such Five-Percent Shareholder and/or any Person whose ownership of Securities is attributed to such Five-Percent Shareholder shall be deemed to have disposed of and shall be required to dispose of sufficient Securities (which Securities shall be disposed of in the inverse order in which the were acquired) to cause such Five-Percent Shareholder, following such disposition, not to be in violation of this Article Thirteenth. Such disposition shall be deemed to occur simultaneously with the Transfer giving rise to the application of this provision, and such number of Securities that are deemed to be disposed of shall be considered Excess Securities and shall be disposed of through the Agent as provided in Sections 13.6 and 13.7, except that the maximum aggregate amount payable either to such Five-Percent Shareholder or to such other Person that was the direct holder of such Excess Securities, in connection with such sale shall be the fair market value of such Excess Securities at the time of the purported Transfer. All expenses incurred by the Agent in disposing of such Excess Stock shall be paid out of any amounts due such Five-Percent Shareholder or such other Person. The purpose of this Section 13.8 is to extend the restrictions in Sections 13.2 and 13.6 to situations in which there is a 5% Transaction without a direct Transfer of Securities, and this Section 13.8, along with the other provisions of this Article Thirteenth, shall be interpreted to produce the same results, with differences as the context requires, as a Transfer of Corporation Securities.

13.9 Legal Proceedings. If the Purported Transferee fails to surrender the Excess Securities or the proceeds of a sale thereof to the Agent within thirty days from the date on which the Corporation makes a written demand pursuant to Section 13.6 (whether or not made within the time specified in Section 13.6), then the Corporation shall use its best efforts to enforce the provisions hereof, including the institution of legal proceedings to compel the surrender. Nothing in this Section 13.9 shall (a) be deemed inconsistent with any Transfer of the Excess Securities provided in this Article Thirteenth being void *ab initio*, (b) preclude the Corporation in its discretion from immediately bringing legal proceedings without a prior demand or (c) cause any failure of the Corporation to act within the time periods set forth in Section 13.6 to constitute a waiver or loss of any right of the Corporation under this Article Thirteenth.

13.10 Damages. Any stockholder subject to the provisions of this Article Thirteenth who knowingly violates the provisions of this Article Thirteenth and any Persons controlling, controlled by or under common control with such stockholder shall be jointly and severally liable to the Corporation for, and shall indemnify and hold the Corporation harmless against, any and all damages suffered as a result of such violation, including but not limited to damages resulting from a reduction in, or elimination of, the Corporation's ability to utilize its Tax Benefits, and attorneys' and auditors' fees incurred in connection with such violation.

13.11 Board Authority.

(a) The Board of Directors of the Corporation shall have the power to determine all matters necessary for assessing compliance with this Article Thirteenth, including, without limitation, (i) the identification of Five-Percent Shareholders, (ii) whether a Transfer is a 5% Transaction or a Prohibited Transfer, (iii) the Percentage Stock Ownership in the Corporation of any Five-Percent Shareholder, (iv) whether an instrument constitutes a Corporation Security, (v) the amount (or fair market value) due to a Purported Transferee pursuant to Section 13.7, and (vi) any other matters which the Board of Directors determines to be relevant; and the good faith determination of the Board of Directors on such matters shall be conclusive and binding for all the purposes of this Article Thirteenth. In addition, the Board of Directors may, to the extent permitted by law, from time to time establish, modify, amend or rescind by-laws, regulations and procedures of the Corporation not inconsistent with the provisions of this Article Thirteenth for purposes of determining whether any Transfer of Corporation Securities would jeopardize the Corporation's ability to preserve and use the Tax Benefits and for the orderly application, administration and implementation of this Article Thirteenth. The Board of Directors may delegate all or any portion of its duties and powers under this Article Thirteenth to a committee of the Board of Directors as it deems necessary or advisable.

(b) Nothing contained in this Article Thirteenth shall limit the authority of the Board of Directors to take such other action to the extent permitted by law as it deems necessary or advisable to protect the Corporation and its stockholders in preserving the Tax Benefits. Without limiting the generality of the foregoing, in the event of a change in law making one or more of the following actions necessary or desirable, the Board of Directors may, by adopting a written resolution, (i) accelerate or extend the Expiration Date, (ii) modify the ownership interest percentage in the Corporation or the Persons or groups covered by this Article Thirteenth, (iii) modify the definitions of any terms set forth in this Article Thirteenth or (iv) modify the terms of this Article Thirteenth as appropriate to prevent an ownership change for purposes of section 382 of the Code as a result of any changes in applicable Treasury Regulations or otherwise; *provided, however*, that the Board of Directors shall not cause there to be such acceleration, extension, change or modification unless it concludes in writing that such action is reasonably necessary or advisable to preserve the Tax Benefits or that the continuation of these restrictions is no longer reasonably necessary for the preservation of the Tax Benefits, and its conclusion is based upon a written opinion of tax counsel to the Corporation. Such written conclusion of the Board of Directors shall be filed with the Secretary of the Corporation and shall be mailed by the Secretary to all stockholders of the Corporation within 10 days after the date of such conclusion.

13.12 Reliance. The Corporation and the members of the Board of Directors shall be fully protected in relying in good faith upon the information, opinions, reports or statements of the chief executive officer, the chief financial officer or the chief accounting officer of the Corporation or of the Corporation's legal counsel, independent auditors, transfer agent, investment bankers or other employees and agents in making the determinations and findings contemplated by this Article Thirteenth, and the members of the Board of Directors shall not be responsible for any good faith errors made in connection therewith. For purposes of determining the existence and identity of, and the amount of any Corporation Securities owned by any stockholder, the Corporation is entitled to rely conclusively on (a) the existence and absence of filings of Schedule 13D or 13G under the Securities and Exchange Act of 1934, as amended (or similar schedules), as of any date and (b) its actual knowledge of the ownership of Corporation Securities.

13.13 Amendment. Notwithstanding any other provisions of this Certificate of Incorporation or any provision of law that might otherwise permit a lesser or no vote, but in addition to any affirmative vote of the holders of any particular class or series of stock of the Corporation required by law or by this Certificate of Incorporation, the affirmative vote of the holders of not less than 66 $^{2}/_{3}$% of the shares of the Corporation then entitled to be voted generally in an election of directors, voting together as a single class, shall be required to amend or repeal, or to adopt any provision inconsistent with, this Article Thirteenth.

13.14. General Authorization. The purpose of this Section 13 is to facilitate the Corporation's ability to maintain or preserve its Tax Benefits. If any provision of this Article Thirteenth or any application of any provision thereunder is determined to be invalid, the validity of the remaining provisions shall be unaffected and application of such provision shall be affected only to the extent necessary to comply with such determination.